Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel
Listing Qualifications

February 9, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 9, 2021 The Nasdaq Stock Market (the "Exchange") received from LAZARD GROWTH ACQUISITION CORP. I (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant
Class A ordinary shares, $0.0001 par value
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature]